Shareholder Rebuttal to the Home Depot Opposition Statement
Regarding Say on Political Contributions Proposal

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  The Home Depot, Inc.
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: 43 Saint John Street, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholders encourage a “yes” vote for item # 5 – Say on Political Contributions

Dear Home Depot Shareholder:

NorthStar Asset Management, Inc. is writing on behalf of the filer of the proposal, the NorthStar Asset Management, Inc. Funded Pension Plan (the “Proponent”).  Contrary to Management’s opposition statement, the Proponent believes that the key issue raised by the proposal is the need for shareholder oversight to address the risks to our company posed by Home Depot’s political contributions to politicians who actively work to enact public policies inconsistent with our Company’s stated values.

From the perspective of the Proponent, the core provisions of the proposal are an annual shareholder vote on the company’s political spending and an annual report provided to shareholders that evaluates Management’s intended contributions as compared to the Company’s stated values.

Current Company practices involve disclosure of prior contributions without shareholder approval.  This lack of oversight increases the risks to shareholder value, because, in the opinion of the Proponent, the Company has a history of making contributions that violate our Company’s stated values. A vote on anticipated political gifts in advance of these contributions will provide shareholders with the opportunity to weigh in on potentially harmful contributions made in company name which impact both company name and shareholder value.

At Home Depot, company employees decide where Company and political action committee (PAC) contributions will be sent.  According to The Home Depot Political Activity and Government Relations Policy Frequently Asked Questions, Home Depot Government Relations staff members are directly involved in assisting the PAC Board of Directors “review each candidate's record and determine who will receive PAC support.” Further, The Home Depot policy on corporate political contributions states that the HD PAC “supports public officials and candidates who understand the issues affecting Home Depot,” however in the opinion of the Proponent, unfortunately, many of those decisions appear to have reflected the personal values of the decision team, rather than the expressed values of Home Depot.  The Proponent believes that corporate and PAC contributions given by Home Depot must reflect the stated company values as defined by the corporation. The Proponent views these values to be illustrated by the Company’s nondiscrimination policies, such as statements of “We provide equal employment opportunities for all applicants and employees.” Our Company policies prohibit “discrimination or harassment on account of…sexual orientation, gender identity of expression…” and the company Values Guide which emphasizes our commitment to “creating shareholder value,” “respect[ing] all people,” and to “understand the impact of our decisions…accept responsibility for our actions.”  The company’s website espouses strong environmental principles including, “At the Home Depot, we realize how vitally important it is to conserve our environment” and “we're dedicated to making a positive environmental impact every day.”

In a time of increased scrutiny of corporate political contributions, fiduciaries and direct shareholders have an obligation to review these contributions to determine whether management has accurately interpreted the business interests of Home Depot (broadly defined to include aforementioned expressed corporate values and policies), and whether such contributions will enhance shareholder value.

The proponent believes that shareholders would also benefit from receiving the management’s analysis of whether our company’s political spending, including any contributions to advertising campaigns or so-called SuperPACS, is congruent with our company’s values. The proposal requests such an analysis.

Despite our Company’s publically stated values, HD PAC continues to provide financial support to politicians and committees that work contrary to Home Depot corporate environmental and nondiscrimination goals.  The following is a short list of what the Proponent considers to be some of the most egregious HD PAC contributions:

•
Roy Blunt (2002-2009 support): $33,000. Mr. Blunt voted against the American Clean Energy and Security Act of 2009, as well as against tax incentives for alternative energy, and against the moratorium on offshore drilling. He also voted against the repeal of Don’t Ask/Don’t Tell, againszt hate crimes legislation, and against prohibiting job discrimination based on sexual orientation, as well as for the Marriage Protection Amendment, which would constitutionally discriminate against gay Americans;

•
John Boehner (2000-2011 support): $31,500. Mr. Boehner voted against the American Clean Energy and Security Act of 2009, and against tax incentives for renewable energy. Mr. Boehner also voted against the repeal of Don’t Ask/Don’t Tell, against hate crimes legislation; and for amendments to ban same-sex marriage;

•
Eric Cantor (2002-2011 support): $43,000. Mr. Cantor voted against the American Clean Energy and Security Act of 2009, as well as against the repeal of Don’t Ask/Don’t Tell and against hate crimes legislation. He also repeatedly voted against tax incentives for renewable energy, voted to restrict the EPA’s ability to regulate greenhouse gasses, and voted against keeping a moratorium on drilling in offshore refineries. Mr. Cantor voted against prohibiting job discrimination based upon sexual orientation and also co-sponsored the Marriage Protection Amendment (H.J.Res. 88), which would constitutionally discriminate against gay citizens;

•
David Dreier (2000-2011 support): $35,000. Mr. Dreier voted against the American Clean Energy and Security Act of 2009 and against hate crimes legislation. Additionally, Mr. Dreier voted to open the Outer Continental Shelf to oil drilling, voted against enforcing limits on CO2 global warming pollution, and voted to bar the EPA from regulating greenhouse gasses. He also voted against multiple tax incentives for renewable energy sources. Additionally, Mr. Dreier voted for banning adoptions in Washington D.C. by gay couples, as well as for ending preferential treatment by race in college admissions;

•
J. Phillip Gingrey (2003-2011 support): $35,500. Mr. Gingrey voted against the American Clean Energy and Security Act of 2009, for greenhouse gas deregulation, yes on opening the Outer Continental Shelf to oil drilling, and yes on barring the EPA from regulating greenhouse gases. He also voted against the repeal of Don’t Ask/Don’t tell, against prohibiting job discrimination based on sexual orientation, voted yes on constitutionally defining marriage as one-man-one-woman, and against hate crimes legislation;

•
Jack Kingston (2000-2010 support): $31,500. Mr. Kingston voted against the American Clean Energy and Security Act of 2009, for opening the Outer Continental Shelf to oil drilling, for barring the EPA from regulating greenhouse gases, and repeatedly against tax credits or incentives for renewable energy production.  Mr. Kingston voted against the repeal of Don’t Ask/Don’t tell, against hate crimes legislation and a bill prohibiting job discrimination based on sexual orientation, voted yes on constitutionally defining marriage as one-man-one-woman, and for a constitutional ban against same-sex marriage;

•
Thomas “Tom” Price (2004-2011 support): $45,000. Mr. Price, a significant recipient of HDPAC funds, voted against the American Clean Energy and Security Act of 2009, for opening the Outer Continental Shelf to oil drilling, for barring the EPA from regulating greenhouse gases, voted no on enforcing limits on CO2 global warming pollution, and repeatedly voted against tax credits or incentives for renewable energy production. Mr. Price also voted against the repeal of Don’t Ask/Don’t tell, against hate crimes legislation, against a bill prohibiting job discrimination based on sexual orientation, and voted yes on constitutionally defining marriage as one-man-one-woman.

The Proponent contends that all electioneering contributions bearing our company’s name that are incongruent with the company’s stated values may negatively impact brand image and shareholder value. As many of the Company’s political contributions appear inconsistent with company’s public policy stances, the Proponent is concerned about the potentially negative ramifications of these contributions.

The Proponent supports Management’s statement that Home Depot participates in the political process because “to support policies that further our business interests and create shareholder value,” and believes that Home Depot shareholders stand to benefit from such contributions ONLY if the contributions reflect a full incorporation of publically stated Corporate values.

In summary, Home Depot completely fails to address the very real issues, risks, and concerns that have been raised in this Proposal—specifically, that shareholders have a genuine and legitimate issue with the company and its PAC’s actual political contributions.

We urge you to vote “FOR” proxy item #5. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

NorthStar Asset Management, Inc.

Date: May 8, 2012	By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, the proponent.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the on the management’s proxy mailing.